thatlook.com, Inc. and
                                  Subsidiaries
                       COMPUTATION OF PER SHARE EARNINGS
                    SIX MONTHS ENDED JUNE 30, 2000 AND 1999
                                (UNAUDITED)


                                    QUARTERS                  SIX MONTH
                               2000         1999          2000         1999
                               ----         ----          ----         ----
BASIC LOSS PER SHARE:

Net Loss                  $(250,960)    $(149,666)    $(513,456)   $(420,204)

Weighted Average
 Shares Outstanding      16,457,724    11,403,538    16,072,581   11,403,538

Basic Loss Per Share        $(0.02)       $(0.01)       $(0.03)      $(0.04)

Loss per common share is computed based on net loss divided by the weighted average number of common shares outstanding during the respective periods presented. Diluted loss per share is not presented since stock options, warrants and convertible subordinated debenture are anti-dilutive.